COPERNIC ANNOUNCES APPOINTMENT OF TWO NEW MEMBERS TO THE
BOARD OF DIRECTORS

Montreal, Canada, October 2, 2007 - Copernic Inc., (NASDAQ: CNIC), a leader in internet and desktop search technology and online advertising, today announced the appointment of Marc Ferland, former Vice President of Rogers Communications, and Lawrence Yelin, a Senior Partner of Fasken Martineau DuMoulin, LLP, to the Board of Directors.

“I am pleased to welcome Mr. Ferland and Mr. Yelin, both seasoned executives with a wealth of experience to Copernic’s Board of Directors. The addition of these new members will enable Copernic to execute its strategy and position the company for long-term growth,” said Mr. David Goldman, Executive Chairman of Copernic Inc. “Mr. Ferland brings an incredible depth of knowledge to Copernic, having served in Executive Management at Rogers Communications during the rollout of Canada’s second mobile phone network and additionally in the capacity of President of Digifax Communications and Gen24 Capital. Mr. Yelin draws upon nearly 40 years of experience practicing law and, as a director of both public and private companies, his insight will be invaluable to the Board and the Company as a whole.”

These new Board members replace Brian Edwards, who recently resigned his position for personal reasons. “We would like to thank Mr. Edwards for his contribution to the Board and wish him the best in his future pursuits,” said Mr. David Goldman, Executive Chairman of Copernic Inc.

About Marc Ferland
Mr. Ferland was formerly Vice President of Rogers Communications and was integral in the launch of Canada’s second mobile phone network in 1984. He has also served as Executive Vice President of a national paging carrier and Vice President of Microcell Telecom, commonly known as Fido. Mr. Ferland is currently President of Digifax Communications and Gen24 Capital, which provides business plan development, capitalization and strategic planning services to technology companies in Canada and India.

As Vice President and Senior Partner of CDP Capital (the investment arm of La Caisse de Dépôts et Placements du Québec), he managed venture investments in a portfolio of 50 technology companies in North America and Europe and served on the Board of Directors of many development stage companies in telecom and information technology.

Mr. Ferland has earned an economics degree with honors from the University of Montréal and has participated in Harvard’s executive development program.

About Lawrence Yelin
Mr. Yelin graduated from the Faculty of Law, McGill University and is presently a Senior Partner of Fasken Martineau DuMoulin, LLP, a national Canadian law firm. He has been practicing law for nearly forty years, principally in the areas of corporate, finance and real estate law. In addition to his work as an attorney, Mr. Yelin has been a director of both public and private companies. He has been active in community affairs and presently sits on the Research Ethics Board of the Douglas Hospital. Mr. Yelin currently resides in Montreal.

About Copernic Inc.
Copernic Inc. is a leading provider of award winning search technology for both the Web and desktop space delivered through its properties, such as www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors' Choice Award as well as the PC World World Class award in 2005.  In 2007, PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Web site: www.copernic-inc.com